JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 8, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 116

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on September 29, 2010 with respect to JPMorgan Global Natural Resources Fund (“Global Natural Resources Fund”), JPMorgan Growth Long/Short Fund, (“Growth Long/Short Fund”), JPMorgan Multi-Cap Long/Short Fund (“Multi-Cap Long/Short Fund”), and JPMorgan Multi-Sector Income Fund (“Multi-Sector Income Fund”) (collectively, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 18, 2010 pursuant to the Rule.

 GLOBAL COMMENTS -- ALL FUNDS

Front Cover

1.

Comment: The name of the Trust is JPMorgan Trust I – not J.P. Morgan U.S. Equity Funds, J.P. Income Funds, or J.P. Morgan International Equity Funds. Therefore, please delete the reference to these other names that appear on the front cover in the prospectuses. In addition, please delete the identification of the share classes included in each prospectus that appears above the date on the front cover of each prospectus.

Response: We respectfully disagree. We believe that the inclusion of the reference to the types of funds included in each prospectus and the share classes is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Funds to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  (See general instruction C.3(b)). We believe that the reference to the type of funds included in the prospectuses (e.g., U.S. equity funds or income funds) and the share classes included on the prospectuses cover conforms to this standard. The J.P. Morgan Funds have multiple types of funds, share classes and prospectuses. The reference to type of funds on the front cover allows financial intermediaries and shareholders who want information concerning the Funds to pull the right prospectus from the many prospectuses for the J.P. Morgan Funds. A generic reference to JPMorgan Trust I would not accomplish this objective. Similarly, the prominent share class reference on the cover allows financial intermediaries and shareholders to quickly verify that they have the prospectus that they need.

Fees and Expenses of the Fund

2.

Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

3.

Comment: The footnote under the “Annual Fund Operating Expenses” table provides as follows:

“This contract cannot be terminated prior to xx/xx/xx at which time the Service Providers will determine whether or not to renew or revise it.”

The investment advisory agreement has a termination clause. Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response: We respectfully disagree. Although the investment advisory agreement provides that it may be terminated upon 60 days’ written notice, the expense caps are governed by a separate contract that says that the service providers agree to waive their fees or reimburse Fund expenses in order to keep the expense caps in place through a given date and does not provide a means for its termination by the Service Providers before its expiration date.

Main Investment Strategies

4.

Comment:  The Funds other than the Multi-Sector Income Fund list “Non-Diversified Fund Risk” as a principal risk. For each of these Funds, please indicate that the Fund is non-diversified in the main investment strategy section.

Response: The requested disclosure will be added.

Main Investment Risks

5.

Comment: For Funds that identify “Investment Company and ETF Risks” as a principal risk in the Fund summary, please disclose that ETFs may trade at a discount to net asset value.

Response: The following sentence will be added at the end of “Investment Company and ETF Risks:”

“ETFs may trade at a price below their net asset value (also known as a discount).”

6.

Comment: For Funds that identify “Real Estate Securities Risk” as a principal risk, please include disclosure about fees and expenses of REITs in the risk disclosure.

Response: The following sentence will be added at the end of “Real Estate Securities Risk:”

“The Fund will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests in addition to the expenses of the Fund.”

The Fund’s Past Performance

7.

Comment: In the section “The Fund’s Past Performance,” please delete “An appropriate broad-based index also will be included in the performance table.”

Response: The proposed revision will be made.

More About the Fund

8.

Comment: Please disclose whether shareholders will be notified in advance (and the time period for such notice) if a Fund changes its non-fundamental investment objectives or policies.

Response: The Fund would provide the 60 day notice required by Rule 35d-1 when the Rule is applicable to a policy. For example, the Global Natural Resources Fund provides that the Global Natural Resources Fund will provide shareholders with at least 60 days’ prior notice of any change in its 80% investment policy. In addition, as we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to a Fund’s non-fundamental investment objective or material investment policies. However, we note that the Form does not require a Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

FUND SPECIFIC COMMENTS -- GLOBAL NATURAL RESOURCES FUND

Main Investment Strategies

9.

Comment: The Fund summary provides as follows:

“The Fund will, under normal market conditions, invest at least 80% of its Assets in equity and equity-like securities of companies in the natural resources sector and associated businesses.”

Please define or explain what is meant by “associated businesses” of companies in the natural resources sector.

Response: The term “associated businesses” will be removed.

10.

Comment: What is included in the definition of “natural resources sector?”  Is there a capital, income, or revenue test which defines what is included in the natural resources sector?

Response: Companies are analyzed and reviewed periodically using a common standard to define their principal business activities. Revenues are a significant factor in determining principal business activity however, market perception, membership in specific indices, analyst reports, and other published literature are also important criteria used for classification purposes. Generally accepted industry classification service providers are used to assist the adviser in making its determinations. The adviser's final determination uses judgment, experience and analytical knowledge.

11.

Comment: Please disclose the Global Natural Resources Fund’s concentration policy.

Response: In the section “More Information about the Fund,” the prospectus currently states “The Fund will invest at least 25% of its total assets under normal circumstances in securities of companies in the natural resources group of industries.”

12.

Comment: The main investment strategy section indicates that equity and equity-like securities of companies in which the Fund may invest include, “but are not limited to” certain types of securities. Please specify the other types of securities that are included? If a type of investment is principal, it needs to be listed in the summary. Please delete the “not limited to” language.

Response: The words “not limited to” will be deleted. All of the principal types of investments are listed in the Fund summary.

13.

Comment: The section on derivatives is too general and needs to be more specific.

Response: This section will be modified to more specifically reflect the Global Natural Resources Fund’s current intended principal investments and will provide as follows:

“The Fund may utilize derivatives, such as currency forwards, to reduce currency deviations, where practical, for the purpose of risk management. Derivatives are instruments that have a value based on another instrument, exchange rate or index.”

14.

Comment: Please move the disclosure that shareholders will be given 60 days advance notice of any change in its 80% policy to the Item 9 disclosure.

Response: The requested change will be made.

15.

Comment: The investment process indicates that the Global Natural Resources Fund may invest a substantial part of its assets in just one country.  Does the Fund have a current intention to have substantial investments in one country when it commences operations? If yes, add more disclosure to the summary disclosing the Fund will invest substantially in a single country.

Response: Upon commencement of operations, the Fund does not currently intend to have substantial economic exposure to a single foreign country. As per the disclosure in the prospectus, this may change in the future.

More About the Fund

16.

Comment: The “More About the Fund” section lists multiple types of strategies/types of securities. Are all the strategies/types of securities principal? If so, they need to be listed in the summary. If not, the “More About the Fund” section should designate which are principal and which are not.

Response: The sentence “The main investment strategies for the Fund are summarized in the Fund’s Risk/Return Summary” will be added to the section “More About the Fund” to further clarify the delineation between the investments that are principal and those that are not. In addition, the section “Additional Information About The Fund’s Investment Strategies” clearly lists the securities in which the Funds will invest primarily from the other non-primary strategies that the Funds may utilize.

FUND SPECIFIC COMMENTS -- GROWTH LONG/SHORT FUND

Main Investment Strategies

17.

Comment: The summary indicates that the Growth Long/Short Fund invests in “large cap growth securities.” What types of securities are included in “large cap growth securities?”

Response: We believe the Fund summary is responsive to this question. The Fund summary provides that “Large cap securities are defined as those the issuers of which have market capitalizations of $10 billion or higher. The Fund’s large cap growth securities will primarily consist of common stock, REITs and depositary receipts.”

18.

Comment: The Fund summary indicates that the Fund invests in common stock, REITs and depositary receipts. Are these the only securities that are principal investments? The “More About the Fund” section lists other types of securities which aren’t listed in the summary. If the other types of securities are principal investments, such instruments should be listed in the Fund summary.

Response: The types of securities that are used in the Fund’s principal investment strategies are described in the Fund Summary.

19.

Comment: The section on derivatives is too general and needs to be more specific.

Response: To the extent that derivatives are used as a principal strategy, this section will be modified to more specifically reflect the Growth Long/Short Fund’s current intended principal investments. Information concerning derivatives that are not used as a non-principal strategy will be included in the “More About the Fund” section.

20.

Comment: Please describe how the adviser determines what to buy and sell for the Fund.

Response: We believe the current disclosure addresses this requirement. The current disclosure indicates that the adviser combines research, valuation and stock selection to identify companies that have a history of above-average growth. The current disclosure also describes the quantitative and market factors the adviser utilizes in selecting investments for the Fund and in determining whether to hedge investments.

Tax Information

21.

Comment: The “Tax Information” section contains the following disclosure: “The Fund is not intended to be tax efficient. As stated in Distributions and Taxes, it is unlikely that dividends from the Fund will qualify to any significant extent for designation as qualified divided (sic) income.” This disclosure is not consistent with Item 7 of Form N-1A.

Response: The disclosure will be deleted

More About the Fund

22.

Comment: The “More About the Fund” section lists multiple types of strategies/types of securities. Are all the strategies/types of securities principal? If so, they need to be listed in the summary. If not, the “More About the Fund” section should designate which are principal and which are not.

Response: The sentence “The main investment strategies for the Fund are summarized in the Fund’s Risk/Return Summary” will be added to the section “More About the Fund” to further clarify the delineation between the investments that are principal and those that are not. In addition, the section “Additional Information About The Fund’s Investment Strategies” clearly lists the securities in which the Funds will invest primarily from the other non-primary strategies that the Funds may utilize.

FUND SPECIFIC COMMENTS -- MULTI-CAP LONG/SHORT FUND

Main Investment Strategies

23.

Comment: The Fund Summary for the Multi-Cap Long/Short Fund provides as follows: “The Fund invests primarily in common stocks, real estate investment trusts, depositary receipts and exchange traded funds (ETFs).” Are these the only securities that are principal investments? The “More About the Fund” section lists other types of securities which aren’t listed in the summary. If the other types of securities are principal investments, such instruments should be listed in the Fund summary.

Response: The types of securities that are used in the Fund’s principal investment strategies are described in the Fund Summary.

24.

Comment:   The risk disclosure includes “High Portfolio Turnover Risk” and indicates as follows: “The Fund will likely engage in active and frequent trading.” Please repeat this concept in the strategy section of the summary.

Response: The proposed revision will be made.

Tax Information

25.

Comment: The “Tax Information” section contains the following disclosure: “The Fund is not intended to be tax efficient. As stated in Distributions and Taxes, it is unlikely that dividends from the Fund will qualify to any significant extent for designation as qualified divided (sic) income.” The disclosure is not consistent with Form N-1A.

Response: The disclosure will be deleted.

More About the Fund

26.

Comment:   Are all the strategies/types of securities principal? If so, they need to be listed in the summary. If not, the “More About the Fund” section should designate which are principal and which are not.

Response: The types of securities that are used in the Fund’s principal investment strategies are described in the Fund Summary. The sentence “The main investment strategies for the Fund are summarized in the Fund’s Risk/Return Summary” will be added to the section “More About the Fund” to further clarify the delineation between the investments that are principal and those that are not. In addition, the section “Additional Information About The Fund’s Investment Strategies” clearly lists the securities in which the Fund will invest primarily from the other non-primary strategies that the Fund may utilize.

27.

Comment: The derivatives disclosure is too general. If any of the derivatives are utilized as a principal strategy, they should be specified in the Fund summary. In addition, the Fund summary should indicate how the Fund will utilize derivatives.

Response: The Fund does not intend to utilize derivatives as a principal strategy. To the extent that derivatives will be used as a non-principal strategy, the disclosure will be revised.

FUND SPECIFIC COMMENTS -- MULTI-SECTOR INCOME FUND

Main Investment Strategies

28.

Comment: The prospectus indicates that the Fund seeks to achieve its investment objective by investing opportunistically across different markets and sectors. Please indicate the types of markets and sectors that the Fund will use as principal strategies.

Response: We respectfully disagree. A primary feature of this Fund is its flexibility and ability to opportunistically invest in different markets or sectors without limit. Against this backdrop, the disclosure specifies the types of investments and strategies that the Fund will utilize as principal strategies within such markets or sectors (e.g., fixed and floating rate debt securities issued in both U.S. and foreign markets, high yield securities, asset-backed and mortgage-related and mortgage-backed securities, U.S. government securities, and TIPs).

29.

Comment: The prospectus provides as follows: “The Fund may also invest in equity securities as a principal strategy.” Please disclose the types of equity securities that will be used as principal investment strategies.

Response: The above referenced disclosure is modified later on in the Fund summary as follows:

“The Fund may also invest in convertible securities, preferred securities, and equity securities that the adviser believes will produce income or generate return.”

In order to provide greater specificity, this disclosure will be modified to read as follows:

“The Fund may also invest in convertible securities, preferred securities, and common stocks ~~equity securities~~ that the adviser believes will produce income or generate return.”

30.

Comment: Please disclose whether the Multi-Sector Income Fund intends to concentrate in an industry or group of industries.

Response: The Multi-Sector Income Fund does not intend to concentrate in an industry or group of industries. The Statement of Additional Information contains a fundamental policy indicating that the Fund will not concentrate.

31.

Comment: Please specify the types of derivatives that the Multi-Sector Income Fund will utilize as a principal strategy and indicate how the Fund will utilize derivatives.

Response: We believe the current disclosure addresses this requirement. The disclosure specifies the types of fixed income, currency and credit derivatives that the Fund may utilize as a principal investment strategy. In addition, the Fund summary contains detailed disclosure describing how derivatives will be used and provides that derivatives will be used to establish or adjust exposure to particular foreign securities, markets or currencies for hedging purposes, to increase income and gain to the Fund, and for risk management purposes.

32.

Comment: Please describe how the adviser determines what to buy and sell for the Fund.

Response: The current disclosure describes the Multi-Sector Income Fund’s opportunistic investment process and describes the flexible asset allocation approach utilized by the portfolio management team. The current disclosure also describes the process by which dedicated sector specialists provide security research and recommendations to the lead portfolio managers. The disclosure will be revised to clarify that buy and sell decisions will be based on fundamental, quantitative and technical research.

In connection with your review of the Fund’s Post-Effective Amendment No. 116 filed by the Trust on August 23, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary